Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated June 15, 2018 (November 15, 2018 as it relates to the adoption of ASU 2014-09 as discussed in Note 1 and Note 16 of the financial statements) relating to the consolidated financial statements of H&R Block , Inc. which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of ASU 2014-09, Revenue from Contracts with Customers, on a retrospective basis and the effectiveness of H&R Block Inc.’s internal control over financial reporting, appearing in the Current Report on Form 8-K of H&R Block, Inc. dated November 15, 2018, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
November 15, 2018